Exhibit 99.1

LATAM RAISES 2023 GUIDANCE TO US$2.35-2.5B ADJUSTED EBITDAR AND DOUBLE-DIGIT MARGIN FOR FY 2023 ON THE BACK OF STRONG SECOND QUARTER RESULTS

Santiago, Chile, August 2, 2023 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the second quarter ending June 30, 2023. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling these figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 4.95 per USD.

HIGHLIGHTS

During the second quarter of 2023, the group’s passenger operations increased 28.4% compared to the same quarter of 2022. LATAM reported an adjusted operating income of US$271 million and an adjusted operating margin of 10.1%. Total revenues reached US$2,676 million and increased US$450 million compared to the same period of last year. LATAM presented a net income attributable to the owners of the company of US$145 million. Liquidity and leverage position continue to improve on a quarter-over-quarter basis resulting in adjusted leverage of 2.4x and liquidity of US$2.6 billion.

●	During the second quarter, the group’s consolidated operations (measured in ASKs) increased 28.4% compared to the same quarter of 2022 (93.2% of 2019). International operations (long haul and regional operations of various affiliates), which have had a slower recovery compared to the affiliate’s domestic operations, increased 48.4% compared to 2022 in terms of capacity and reached 80.5% of 2019 levels. LATAM Airlines Brazil’s domestic operations increased 18.0% compared to 2022, while the Domestic Spanish-Speaking Countries (domestic operations of the affiliates in Colombia, Chile, Peru and Ecuador), increased in total 6.5% compared to last year.

●	Total operating revenues (including other income from operating activities) amounted to US$2,676 million (+20.2% vs 2022) and reached US$5,482 (+31.0% vs 2022) for the first half of the year. Passenger revenues increased 32.9% explained by the strong passenger demand environment and the recovery of international operations, while cargo revenues decreased 23.2% explained by the continued softening of cargo yields. Adjusted operating expenses were US$2,405 million during the quarter (+2.8% vs 2022) and for the first six months of the year amounted to US$4,915 million (+12.6% vs 2022). Strong passenger demand and the decrease in jet fuel prices, despite weakening cargo demand, enabled LATAM to achieve an adjusted operating margin of 10.1% for the quarter and 10.3% for the first half of the year. Adjusted EBITDAR amounted to US$559 million during the quarter and US$1,132 million for the first six months of the year.

●	During the quarter, passenger CASK ex fuel was US$4.3 cents, posting a 10.4% decrease compared to the same period of 2022, and a 7.5% increase vs the first quarter of the year, partially explained by currency appreciations.

●	LATAM reported a net income attributable to the owners of the company of US$145 million in the period, driven by higher passenger revenues and lower fuel prices during the quarter. For the year-to-date period, LATAM Airlines recorded a net income attributable to the owners of the company of US$267 million.

●	During the quarter, the group generated US$110 million in cash, increasing liquidity to US$2.6 billion. Liquidity as a percentage of revenues of last twelve months reached 24.3%.

●	Based on its strong performance, LATAM is updating its guidance, in particular with regard to operating margin, EBITDAR, leverage and liquidity indicators, having incorporated the results of the first half of 2023 and a positive demand outlook. Full year adjusted operating margin is expected to be 10-11% with adjusted EBITDAR of US$2.35 billion – US$2.5 billion and an end of year adjusted net leverage of 2.4x – 2.5x.

●	LATAM’s focus on customer experience was recognized once again by Skytrax World Airline Awards, for the fourth consecutive year LATAM group was recognized as the Best Airline in South America and for the second consecutive year LATAM group was distinguished as “Best Seat Comfort in South America” and “Best Catering in South America” of the APEX Passengers Choice Awards. These awards reflects the group’s ongoing commitment to improving its passengers’ travel experience.

MANAGEMENT COMMENTS SECOND QUARTER 2023

The second quarter results are a clear demonstration of LATAM group, post restructuring, which has an ever-strengthened network, a leading value proposition for customers, diversified revenue streams, competitive cost structure and a strong balance sheet. On June 29, LATAM’s Chapter 11 case file was officially closed by the US Bankruptcy Court, following the execution of the Final Decree Order by the Honorable James L. Garrity, Jr.

In the second quarter, the group presented a double-digit adjusted operating margin, a record second quarter result. LATAM posted an adjusted EBITDAR of US$1,132 million for the first half of the year, the best result in LATAM´s history for a first-half result, and continued increasing its liquidity and reducing the group’s net debt, reflecting LATAM’s strong business and financial profile. Additionally, LATAM reported solid cash generation of US$110 million during the quarter.

“LATAM has been working systematically and with a long-term focus. Our financial results are the result of the combination of an effective business strategy, an attractive value proposition for customers, cost discipline, a robust network in the region, a globally-leading punctuality worldwide, and a solid balance sheet,” said Roberto Alvo, CEO of LATAM Airlines Group.

The quarter was particularly active with regard to network expansion. LATAM Airlines Peru announced new routes, such as Lima-Aruba and Lima-Caracas. Within the JVA scope with Delta, three new routes (Medellin-Miami, Lima-Atlanta and Cartagena-Atlanta) and a second daily flight between Bogota and Atlanta were announced in the quarter, expanding the airlines’ networks and providing better connectivity between North and South America. In total, six new routes have been announced within the scope of the JV. Furthermore, LATAM Airlines Brazil announced a new interline agreement with South African carrier Airlink and these new routes under the interline agreement will be available on September 2nd, the date when LATAM Airlines Brazil will resume its service to Johannesburg from Sao Paulo. Under this new agreement, passengers will have access to more than 40 destinations across Africa.

In March, LATAM Airlines Colombia added 5 aircraft to the Colombian market and increased its capacity by approximately 20%. As a result, the Colombian affiliate reached a domestic market share of 33% in this quarter and it was recently announced that LATAM Airlines Colombia was allocated slots in the Bogotá El Dorado Airport for the winter season replacing those temporarily assigned in March allowing the affiliate to maintain its increased capacity.

During the second quarter, the cargo affiliates announced two new cargo routes, Miami-Guayaquil and Miami-San Jose Dos Campos, strengthening the Miami cargo hub and expanding the cargo network of the group. Although the cargo demand has softened compared to the previous year, during the Mother’s Day season, the group led the transportation of flowers from Colombia and Ecuador to the United States, transporting 19,800 tons. The cargo affiliates are the region’s leaders in the transportation of flowers thanks to the addition of a new converted cargo freighter. Additionally, cargo has recorded historic highs in customer satisfaction from its customers, driven by customer service improvements and network size growth.

Related to LATAM’s sustainability strategy, in the second quarter of the year, LATAM reached an 88% reduction of single-use plastic in onboard passenger services and 82% reduction in the group’s total operation. LATAM group is committed to its 100% reduction goal by the end of this year. Thanks to the sustainability projects to reach zero waste to landfill by 2027 the group was recognized as the most sustainable airline in service on board by the Onboard Hospitality Awards 2023. Notably, LATAM cargo was distinguished by IATA as the winner of the Air Cargo Innovation Award for its plastic reduction projects in its cargo operations in Chile and Brazil. The initiatives were designed by employees of the cargo affiliates and are part of the group’s commitment to achieve zero waste to landfill by 2027.

LATAM Airlines Colombia announced the partnership with Bio-D, one of the main companies in Colombia leading the search for sustainable energy solutions, which seeks to develop enabling conditions for SAF production in the region through the exchange of best practices, information and technical knowledge. Also related to sustainable fuel, LATAM group in partnership with Kuehne + Nagel and Elite Flowers, purchased over 25,000 liters of SAF, to reduce the emissions equivalent of a Bogotá - Miami Cargo flight.

Finally, during April, LATAM group started the program “1+1 offset to conserve”. This program offers LATAM group’s passengers the possibility to help protect and conserve iconic ecosystems of our region and their biodiversity. For every ton of CO2 that is compensated by the customers, the group compensates the same amount, doubling the impact.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2023 RESULTS

LATAM group reported total operating revenues of US$2,676 million in the second quarter, an increase of 20.2% compared to 2Q22, mainly explained by a 32.9% increase in passenger revenues, despite weaker cargo revenues, which decreased by 23.2%.

Total revenues for the first half of 2023 reached US$5,482 million compared to US$4,185 million in the same period of 2022. The 31.0% increase is explained by a 46.0% increase in passenger revenues, offsetting an 18.0% decrease in cargo revenues. Passenger and cargo revenues accounted for 85.2% and 13.4% of total operating revenues, respectively, for the first half of 2023.

Passenger revenues amounted to US$2,278 million in the second quarter, increasing 32.9% versus the same period of 2022, explained by an increase of 28.4% in operations, especially driven by the continued recovery of international operations, accompanied by a context marked by healthy demand and yields. During the period, passenger demand (measured in RPKs) increased 28.6% and passenger yields grew 3.3% versus 2022. During the quarter, LATAM group reached a solid consolidated load factor of 80.4% (+0.2 p.p. versus 2022). In the second quarter, the group’s RASK reached US$7.0 cents, showing an increase of 3.5% compared to the same period of last year explained by the strong demand and yields environment.

Cargo revenues decreased 23.2% compared to the second quarter of 2022, totaling US$355 million, explained by the softening in cargo yields due to an increased capacity and decreased south-bound demand to South America. Despite the above, cargo revenues compared to the same period of 2019 outperformed it by 32%. Cargo yields were US$40 cents, and despite the structural softening of the business, were still situated 26.2% over 2019 levels.

Other income amounted to US$43 million, decreasing 13.4% versus the previous year, mainly due to the cessation of certain compensation payments from Delta Air Lines as agreed upon in the signing of the Joint Venture Agreement in 2019.

Total adjusted operating expenses were US$2,405 million, showing a 2.8% increase versus the previous year, mainly explained by the increase in passenger operations, exchange rate variations and inflationary pressure, and offset by the decrease of aircraft fuel expense and the implementation of cost saving initiatives cross all the functions. In terms of capacity, the group increased its passenger operation by 28.4% (measured in ASKs) compared to the same quarter of 2022. Average fuel price (excluding hedges) during the quarter decreased 29% versus the previous year. In the quarter, the group reported a passenger CASK ex-fuel of US$4.3 cents, posting a 10.4% decrease compared to the same period of 2022, and a 7.5% increase vs the first quarter of the year, which was driven partially by the appreciation of the Brazilian real.

The changes in adjusted operating expenses during the quarter were mainly explained by:

●	Wages and benefits increased 23.8% versus the same period of 2022, in part explained by a 10.9% increase in the average headcount of the group (pilots and cabin crew increased 15.7% vs the previous year). Additionally, this increase in wages and benefits cost was impacted by inflation-linked salary variations.

●	Aircraft fuel costs decreased 10.4% compared to the second quarter of 2022, explained by the decrease in jet fuel prices, despite the increase in fuel consumption. During the quarter, average fuel price (excluding hedges) noted a 29% decrease versus the same period of 2022. LATAM recognized a loss of US$15.3 million related to hedging contracts, which compares to a gain of US$11.9 million during the same period of 2022.

●	Commissions to agents increased 21.4% versus 2022, associated with the increase in sales and operations, and the recovery of the international segment.

●	Depreciation and amortization increased 1.4% versus 2022, mainly explained by arrival of new Airbus A320 aircraft and offset by an increase in aircraft utilization.

●	Other rental and landing fees increased by 24.9% compared to 2022, in line with the operational increase and the recovery of international operations.

●	Passenger services expenses totaled US$65 million, increasing 77.0% versus the same period of 2022, explained by the important increase in international operations and the resumption of onboard catering services this year, compared to the previous year in which there were still certain COVID-19 related restrictions in place.

●	Aircraft rentals expenses, which correspond to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$23 million, representing a 68.2% decrease versus 2Q22, following the expiry of all PBH contracts for the narrow body fleet during the second quarter of 2022. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures. PBH contracts will continue to be in place in 2023 as certain wide-body fleet contracts remain in effect until 2024. These variable payment agreements were implemented following their approval by the U.S. Bankruptcy Court in context of Chapter 11 proceedings during the second and third quarters of 2021[1].

●	Aircraft maintenance expenses totaled US$153 million, corresponding to a 5.6% increase versus 2022, mainly explained by higher unit costs due to global inflationary pressures and an increase in the group’s operation.

●	Other operating expenses decreased 5.1% compared to 2022 to US$320 million. Explained by certain one-offs recorded in the second quarter of 2022, driven by operation in 2022.

[1]	Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease contracts, which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Non-operating Result

●	Interest income amounted to US$45 million in the quarter, representing a US$40 million increase from the same period of 2022. This was explained by the increase in cash levels and interest rates.

●	Interest expense decreased 16.4% versus 2022, to US$173 million during the quarter, mainly due to the significant reduction in the group’s financial debt after LATAM’s exit from Chapter 11.

●	Other income (expense) registered a US$46 million expense during the quarter. This was mainly explained by foreign currency corrections.

●	Net income attributable to the owners of the parent company during the quarter was US$145 million.

LIQUIDITY AND FINANCING

In the second quarter, LATAM generated US$110 million in cash, effectively increasing liquidity to US$2.6 billion, comprised by US$1.5 billion in cash and cash equivalents, in addition to US$1.1 billion in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months reached 24.3%.

LATAM registered a financial debt of US$4.1 billion (-2.4% versus the previous quarter), while gross debt (financial debt and lease liabilities) was US$6.4 billion and posted a net financial debt of US$4.9 billion. At the end of the period, LATAM reported adjusted leverage (net financial debt/ Adj. EBITDAR) of 2.4x, demonstrating the strong capital structure of the group after the reorganization process, and the operational robustness of LATAM.

With respect to LATAM’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of June 30, 2023, are shown in the table below:

	3Q23	4Q23	1Q24	2Q24
Hedge positions
Estimated Fuel consumption hedged	48%	34%	25%	3%

LATAM FLEET PLAN

LATAM group’s fleet is comprised of 239 Airbus narrow-body aircraft, 54 Boeing wide-body aircraft and 18 Boeing cargo freighters, totaling 311 aircraft. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report. As of the date of publication, LATAM has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These newer aircraft will allow LATAM to renew and expand its fleet, reflecting LATAM’s commitment to a modern fleet and its long-term sustainability strategy toward carbon neutrality by 2050.

With regard to its cargo fleet, the group is carrying out an expansion plan by converting B767 passenger aircraft into cargo freighters. And, as of the publication date, only one conversion remains.

Fleet Plan	2023	2024	2025
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	215	199
Airbus Neo Family	31	44	56
Total NB	254	259	255

Wide Body
Boeing 787	37	37	41
Other Boeing	21	19	19
Total WB	58	56	60
TOTAL	312	315	315
Cargo Aircraft
Boeing 767-300F	20	19	19
TOTAL	20	19	19
TOTAL FLEET	332	334	334

Note: This fleet plan considers LATAM group’s committed arrivals and takes into account the group’s current decisions regarding aircraft retirements. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be retired in 2024.

2023 GUIDANCE

The company is raising its guidance for the full year 2023 due to the strong results of the first half of 2023, and a positive demand environment. The adjusted operating margin is projected to be between 10-11%, up from 6% - 8%. LATAM expects an adjusted EBITDAR of US$ 2.35 – 2.5 billion, as compared to the previous guidance of between US$2.0 billion and US$2.2 billion. LATAM is updating the expectations for net debt to US$5.7 billion – US$5.8 billion at the end of the year and maintain its Leverage (Net debt / Adj. EBITDAR) to 2.4x – 2.5x.

Guidance		Updated 2023E	Previous 2023E

ASK Growth vs 2022	International	35% - 37%	37 - 40%
	Brazil Domestic	8% - 10%	8 - 11%
	Spanish Speaking Countries Domestic	6% - 8%	8 - 11%
	TOTAL	20% - 22%	20 - 24%

ATK Growth vs 2022		16% - 18%	20 - 23%
Revenues (US$ billion)		11.3 - 11.6	11 - 11.5
CASK ex fuel (US$ cents)		4.8 - 4.9	4.6 - 4.7
Passenger CASK ex fuel[1] (US$ cents)		4.2 - 4.3	4.0 - 4.1
EBIT Margin		9.0% - 10.0%	5 - 7%
Adjusted EBIT Margin[2]		10.0% - 11.0%	6 - 8%
Adjusted EBITDAR[2] (US$ billion)		2.35 - 2.50	2.0 - 2.2
Liquidity[3] (US$ billion)		2.6 - 2.7	2.3 - 2.4
Financial Net Debt[4] (US$ billion)		5.7 - 5.8	6.1 - 6.2
Net Debt/Adjusted EBITDAR (x)		2.4x - 2.5x	2.9x - 3.1x

Assumptions
Average exchange rate (BRL/USD)		4.8
Jet fuel price (US$/bbl)		100

Footnotes:

1)	Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).
2)	Adjusted EBIT Margin and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).
3)	Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.
4)	Financial Net Debt includes operating leases liabilities, financial leases and other financial debt excluding associated guarantees, net of Cash and Cash Equivalents.

Financial Statements Publication & Conference Call

LATAM filed its yearly financial statements for the period ended June 30, 2023, with the Comisión para el Mercado Financiero (CMF) of Chile on August 2, 2023. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the second quarter 2023 financial results on Thursday, August 3, 2023, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: click here

Teleconference Link: click here

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to/from Europe, the United States, Oceania and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 18 freighters, which will gradually increase to a total of up to 19 freighters by 2024.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

LATAM Airlines Group S.A.

Consolidated Financial Results for the Second Quarter 2023 (in thousands of US Dollars)

				For the three month period ended June 30
	2023	Adjustments		2023 Adjusted	2022 Adjusted	% Change

REVENUE
Passenger	2,277,553			2,277,553	1,713,385	32.9%
Cargo	355,324			355,324	462,829	(23.2)%
Other Income	43,186			43,186	49,873	(13.4)%
TOTAL OPERATING REVENUE	2,676,063			2,676,063	2,226,087	20.2%

EXPENSES
Wages and Benefits	(377,948)	19,258		(358,690)	(289,633)	23.8%
Aircraft Fuel	(850,523)			(850,523)	(948,908)	(10.4)%
Commissions to Agents	(50,947)			(50,947)	(41,951)	21.4%
Depreciation and Amortization	(287,405)			(287,405)	(283,459)	1.4%
Other Rental and Landing Fees	(318,942)			(318,942)	(255,430)	24.9%
Passenger Services	(65,402)			(65,402)	(36,957)	77.0%
Aircraft Rentals	(23,464)	23,464		-	-	n.m.
Aircraft Maintenance	(152,871)			(152,871)	(144,741)	5.6%
Other Operating Expenses	(320,047)			(320,047)	(337,320)	(5.1)%
TOTAL OPERATING EXPENSES	(2,447,549)	42,722		(2,404,827)	(2,338,399)	2.8%

OPERATING INCOME/(LOSS)	228,514	42,722		271,236	(112,312)	(341.5)%
Operating Margin	8.5%	1.6	pp	10.1%	(5.0)%	15.2	pp

Interest Income	45,264			45,264	5,670	698.3%
Interest Expense	(172,613)			(172,613)	(206,422)	(16.4)%
Adjusted Other Income (Expense)	45,685			45,685	(135,573)	(133.7)%

INCOME/(LOSS) BEFORE TAXES	146,850	42,722		189,572	(448,637)	(142.3)%
Income Taxes	(2,792)			(2,792)	(1,962)	42.3%

NET INCOME/(LOSS)	144,058	42,722		186,780	(450,599)	(141.5)%

Attributable to:
Owners of the parent	145,251	42,722		187,973	(449,522)	(141.8)%
Non-controlling interest	(1,193)			(1,193)	(1,077)	10.8%

NET INCOME/(LOSS) attributable to the owners of the parent	145,251	42,722		187,973	(449,522)	(141.8)%
Net Margin attributable to the owners of the parent	5.4%	1.6	pp	7.0%	(20.2)%	27.2	pp
Effective Tax Rate	(1.9)%	0.4	pp	(1.5)%	0.4%	(1.9	)pp
EBITDA	515,919	42,722		558,641	171,147	226.4%
EBITDA Margin	19.3%	1.6	pp.	20.9%	7.7%	13.2	pp.
EBITDAR	539,383	19,258		558,641	171,147	226.4%
EBITDAR Margin	20.2%	0.7	pp.	20.9%	7.7%	13.2	pp.

Note: Adjustments in the quarter include LATAM’s variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2022 period in order to be comparable and thus explaining any difference from previously reported figures.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

				For the six month period ended June 30
	2023	Adjustments		2023 Adjusted	2022 Adjusted	% Change

REVENUE
Passenger	4,671,904			4,671,904	3,199,624	46.0%
Cargo	732,615			732,615	893,527	(18.0)%
Other Income	77,002			77,002	91,967	(16.3)%
TOTAL OPERATING REVENUE	5,481,521			5,481,521	4,185,118	31.0%

EXPENSES
Wages and Benefits	(737,812)	27,567		(710,245)	(573,886)	23.8%
Aircraft Fuel	(1,910,282)			(1,910,282)	(1,699,477)	12.4%
Commissions to Agents	(100,928)			(100,928)	(70,510)	43.1%
Depreciation and Amortization	(565,459)			(565,459)	(575,704)	(1.8)%
Other Rental and Landing Fees	(616,287)			(616,287)	(479,875)	28.4%
Passenger Services	(128,535)			(128,535)	(70,311)	82.8%
Aircraft Rentals	(47,196)	47,196		-	-	n.m.
Aircraft Maintenance	(290,473)			(290,473)	(300,285)	(3.3)%
Other Operating Expenses	(593,001)			(593,001)	(595,928)	(0.5)%
TOTAL OPERATING EXPENSES	(4,989,973)	74,763		(4,915,210)	(4,365,976)	12.6%

OPERATING INCOME/(LOSS)	491,548	74,763		566,311	(180,858)	(413.1)%
Operating Margin	9.0%	1.4	pp	10.3%	(4.3)%	14.7	pp

Interest Income	63,186			63,186	10,233	517.5%
Interest Expense	(336,777)			(336,777)	(465,820)	(27.7)%
Adjusted Other Income (Expense)	43,072			43,072	(134,743)	(132.0)%

INCOME/(LOSS) BEFORE TAXES	261,029	74,763		335,792	(771,188)	(143.5)%
Income Taxes	4,087			4,087	8,933	(54.2)%

NET INCOME/(LOSS)	265,116	74,763		339,879	(762,255)	(144.6)%

Attributable to:
Owners of the parent	267,052	74,763		341,815	(759,987)	(145.0)%
Non-controlling interest	(1,936)			(1,936)	(2,268)	(14.6)%

NET INCOME/(LOSS) attributable to the owners of the parent	267,052	74,763		341,815	(759,987)	(145.0)%
Net Margin attributable to the owners of the parent	4.9%	1.4 pp		6.2%	(18.2)%	24.4	pp
Effective Tax Rate	1.6%	(0.3	)pp	1.2%	(1.2)%	2.4	pp
EBITDA	1,057,007	74,763		1,131,770	394,846	186.6%
EBITDA Margin	19.3%	1.4	pp.	20.6%	9.4%	11.2	pp
EBITDAR	1,104,203	27,567		1,131,770	394,846	186.6%
EBITDAR Margin	20.1%	0.5	pp.	20.6%	9.4%	11.2	pp

Note: Adjustments in the quarter include LATAM’s variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2022 period in order to be comparable and thus explaining any difference from previously reported figures.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended June 30				For the six month period ended June 30
	2023	2022	% Change		2023	2022	% Change
System
Costs per ASK (US Cent)	7.5	9.5	(21.0)%		7.7	8.8	(13.1)%
Costs per ASK ex fuel (US Cents)	4.9	5.8	(15.0)%		4.7	5.5	(13.9)%
Passenger CASK ex fuel (US$ cents)	4.3	4.8	(10.4)%		4.1	4.6	(10.9)%
Fuel Gallons Consumed (millions)	284.7	231.1	23.2%		569.6	463.5	22.9%
Fuel Gallons Consumed per 1,000 ASKs	8.8	9.1	(4.1)%		8.7	9.1	(3.5)%
Fuel Price (with hedge) (US$ per gallon)	2.99	4.11	(27.2)%		3.35	3.67	(8.5)%
Fuel Price (without hedge) (US$ per gallon)	2.94	4.14	(29.0)%		3.33	3.69	(9.9)%
Average Trip Length (km)	1,226	1,195	2.6%		1,248	1,227	1.7%
Total Number of Employees (average)	33,819	30,506	10.9%		33,355	30,135	10.7%
Total Number of Employees (end of the period)	34,118	30,646	11.3%		34,118	30,646	11.3%

Passenger
ASKs (millions)	32,477	25,294	28.4%		65,213	51,207	27.4%
RPKs (millions)	26,107	20,295	28.6%		52,637	41,149	27.9%
Passengers Transported (thousands)	17,128	13,974	22.6%		34,082	28,325	20.3%
Load Factor (based on ASKs) %	80.4%	80.2%	0.2	pp	80.7%	80.4%	0.4	pp
Yield based on RPKs (US Cents)	8.7	8.4	3.3%		8.9	7.8	14.1%
Revenues per ASK (US cents)	7.0	6.8	3.5%		7.2	6.2	14.7%

Cargo
ATKs (millions)	1,761	1,459	20.7%		3,464	2,889	19.9%
RTKs (millions)	889	847	5.0%		1,791	1,683	6.4%
Tons Transported (thousands)	225	219	2.5%		454	434	4.6%
Load Factor (based on ATKs) %	50.5%	58.1%	(7.6	)pp	51.7%	58.2%	(6.5	)pp
Yield based on RTKs (US Cents)	40.0	54.6	(26.9)%		40.9	53.1	(23.0)%
Revenues per ATK (US Cents)	20.2	31.7	(36.4)%		21.1	30.9	(31.6)%

Note: Passenger CASK ex fuel excludes special items

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2023	2022
Assets:
Cash and cash equivalents	1,525,229	1,216,675
Other financial assets	198,767	503,515
Other non-financial assets	164,165	191,364
Trade and other accounts receivable	1,287,604	1,008,109
Accounts receivable from related entities	4,119	19,523
Inventories	531,230	477,789
Current tax assets	51,782	33,033
Total current assets other than non-current assets (or disposal groups) classified as held for sale	3,762,896	3,450,008

Non-current assets (or disposal groups) classified as held for sale	54,160	86,416
Total current assets	3,817,056	3,536,424

Other financial assets	16,975	15,517
Other non-financial assets	176,483	148,378
Accounts receivable	12,850	12,743
Intangible assets other than goodwill	1,145,137	1,080,386
Property, plant and equipment	8,466,403	8,411,661
Deferred tax assets	3,843	5,915
Total non- current assets	9,821,691	9,674,600
Total assets	13,638,747	13,211,024

Liabilities and shareholders’ equity:
Other financial liabilities	538,572	802,841
Trade and other accounts payables	1,624,534	1,627,992
Accounts payable to related entities	-	12
Other provisions	17,155	14,573
Current tax liabilities	2,097	1,026
Other non-financial liabilities	3,046,429	2,642,251
Total current liabilities	5,228,787	5,088,695
		-
Other financial liabilities	5,863,419	5,979,039
Accounts payable	385,987	326,284
Other provisions	971,760	927,964
Deferred tax liabilities	372,598	344,625
Employee benefits	128,495	93,488
Other non-financial liabilities	441,374	420,208
Total non-current liabilities	8,163,633	8,091,608
Total liabilities	13,392,420	13,180,303

Share capital	5,003,534	13,298,486
Retained earnings/(losses)	244,065	(7,501,896)
Treasury Shares	-	(178)
Other equity	39	39
Other reserves	(4,987,842)	(5,754,173)
Parent’s ownership interest	259,796	42,278
Non-controlling interest	(13,469)	(11,557)
Total equity	246,327	30,721
Total liabilities and equity	13,638,747	13,211,024

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2023	As of June 30, 2022
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	6,288,152	4,700,096
Other cash receipts from operating activities	84,953	47,069

Payments for operating activities
Payments to suppliers for goods and services	(4,558,603)	(3,799,969)
Payments to and on behalf of employees	(681,849)	(519,223)
Other payments for operating activities	(118,672)	(132,406)
Income taxes (paid)	(11,527)	(8,411)
Other cash inflows (outflows)	(32,584)	(56,282)
Net cash (out flow) inflow from operating activities	969,870	230,874

Cash flow from investing activities
Other cash receipts from sales of equity or debt instruments of other entities	-	417
Other payments to acquire equity or debt instruments of other entities	-	(331)
Amounts raised from sale of property, plant and equipment	46,524	18,825
Purchases of property, plant and equipment	(263,739)	(212,550)
Purchases of intangible assets	(22,462)	(26,680)
Interest Received	37,772	351
Other cash inflows (outflows)	31,111	6,300
Net cash inflow (out flow) from investing activities	(170,794)	(213,668)

Cash flows from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(23)	-
Amounts raised from short-term loans	-	2,779,476
Loans from Related Entities	-	234,363
Loans repayments	(159,981)	(1,870,614)
Payments of lease liabilities	(96,105)	(10,718)
Payments of loans to related entities	-	(728,903)
Interest paid	(273,366)	(243,511)
Other cash inflows (outflows)	(4,133)	(70,021)
Net cash inflow (out flow) from financing activities	(533,608)	90,072

Net increase (decrease) in cash and cash equivalents before effect of exchange rate change	265,468	107,278
Effects of variation in the exchange rate on cash and equivalents	43,086	(20,763)
Net increase (decrease) in cash and cash equivalents	308,554	86,515
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,525,229	1,133,350

LATAM Airlines Group S.A.

Adjusted Free Cash Flow Reconciliation (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended June 30	For the six month period ended June 30

Adjusted EBITDAR	558,641	1,131,770
Income statement adjusted for special items	(19,258)	(27,567)
EBITDAR	539,383	1,104,203
Changes in working capital	102,112	37,216
Cash taxes	(5,874)	(11,527)
Operating lease payments	(108,729)	(216,836)
Interest Income	14,499	37,772
Adj. Operating cash flow	541,392	950,828

Maintenance Capex	(176,028)	(286,463)
Capex for growth & Fleet Capex Net of Financing	(89,655)	(99,190)
Adj. Investment cash flow	(265,683)	(385,653)
Adj. Unlevered FCF	275,709	565,175
Interest on financial debt	(124,513)	(162,803)
Interest on finance leases	(18,708)	(37,029)
Adj. Levered FCF	132,488	365,343

Finance lease amortization	(56,695)	(136,308)
Non-Fleet Financial debt net amortization	(3,185)	(5,935)
Statutory Dividends	-	-
Other (Incl. Asset Sale, Fx and others)	37,202	85,455
Adj. Financing & Others cash flow	(165,899)	(256,620)
Change in cash	109,809	308,554

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,415,420	1,216,675
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,525,229	1,525,229

Fleet Cash Cost	(179,654)	(378,751)

Notes:

1)	Income Statement adjustments for special items in the period include provision of the Corporate Incentive Plan (“CIP”).

2)	Operating leases includes variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).

3)	Maintenance Capex primarily includes engine shop visits, aircraft c-checks, restocking of parts, ordinary course IT-related capex, as well as capex associated with fleet projects that do not contribute additional capacity to the group’s operations (i.e. aircraft wi-fi connectivity and cabin retrofit based on age limit policy).

4)	Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, PDPs, fleet projects that contribute additional capacity, certain other strategic projects that add value, and fleet arrivals net of their financing.

5)	Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities)

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2023	2022
Total Assets	13,638,747	13,211,024
Total Liabilities	13,392,420	13,180,303
Total Equity*	246,327	30,721
Total Liabilities and Shareholders equity	13,638,747	13,211,024

Debt
Current and long term portion of loans from financial institutions**	3,162,004	3,162,865
Current and long term portion of obligations under capital leases	979,734	1,088,239
Total Financial Debt	4,141,738	4,251,104
Lease liabilities	2,255,705	2,216,454
Total Gross Debt	6,397,443	6,467,558
Cash, cash equivalents and liquid investments***	(1,525,229)	(1,216,952)
Total Net Debt	4,872,214	5,250,606

*	Includes non-controlling interest.
**	Excluding associated guarantees.
***	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2023	2022
Cash, cash equivalents and liquid investments* as % of LTM revenues	14.1%	12.8%
Liquidity** as % of LTM revenues	24.3%	24.3%

Gross Debt (US$ thousands)	6,397,443	6,467,558
Gross Debt / EBITDAR (LTM)	3.2	5.1
Gross Debt / Adjusted EBITDAR (LTM)	3.1	4.9

Net Debt (US$ thousands)	4,872,214	5,250,606
Net Debt / EBITDAR (LTM)	2.5	4.2
Net Debt / Adjusted EBITDAR (LTM)	2.4	4.0

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of June 30, 2023, and December 31, 2022, it is calculated using the last twelve months as of June 30, 2023 (US$2,051,993) and the full twelve months in 2022 (US$1,314,378).

*	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.
**	Includes “Cash and cash equivalents”, certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets” and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of June 30, 2023).

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2023
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300 ER	13	-	13
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	19	21
Airbus A319-100	39	1	40
Airbus A320-200	89	44	133
Airbus A320- Neo	1	16	17
Airbus A321-200	19	30	49
TOTAL	171	122	293

Cargo Aircraft
Boeing 767-300F	17	1	18
TOTAL	17	1	18
TOTAL FLEET	188	123	311

Note: This table includes two Boeing 767, one Airbus A320 and twenty eight Airbus A319 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

LATAM Airlines Group S.A.

Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. (“LATAM” or “the Company”) prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

The tables below show these reconciliations:

	For the three month period ended June 30					For the six month period ended June 30
	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change

Cost of sales	(2,018,295)	23,464	(1,994,831)	(1,934,641)	3.1%	(4,187,364)	47,196	(4,140,168)	(3,627,144)	14.1%
(+) Distribution costs	(126,539)		(126,539)	(117,382)	7.8%	(247,898)		(247,898)	(201,581)	23.0%
(+) Administrative expenses	(177,574)	19,258	(158,316)	(120,974)	30.9%	(323,126)	27,567	(295,559)	(233,137)	26.8%
(+) Other expenses	(125,141)		(125,141)	(165,402)	(24.3)%	(231,585)		(231,585)	(304,114)	(23.8)%
TOTAL OPERATING EXPENSES	(2,447,549)	42,722	(2,404,827)	(2,338,398)	2.8%	(4,989,973)	74,763	(4,915,210)	(4,365,975)	12.6%

Income/(Loss) from operation activities	227,074	42,722	269,796	(285,719)	(194.4)%	470,425	74,763	545,188	(399,709)	(236.4)%
(-) Restructuring activities expenses	-		-	155,690	(100.0)%			-	203,440	(100.0)%
(-) Other gains/(losses)	1,440		1,440	17,717	(91.9)%	21,123		21,123	15,411	37.1%
ADJUSTED OPERATING INCOME/(LOSS)	228,514	42,722	271,236	(112,311)	(341.5)%	491,548	74,763	566,311	(180,857)	(413.1)%

(+) Restructuring activities expenses	-		-	(155,690)	(100.0)%	-		-	(203,440)	(100.0)%
(+) Other gains/(losses)	(1,440)		(1,440)	(17,717)	(91.9)%	(21,123)		(21,123)	(15,411)	37.1%
(+) Foreign exchange gains/(losses)	46,063		46,063	38,158	20.7%	63,471		63,471	86,906	(27.0)%
(+) Result of indexation units	1,062		1,062	(324)	(427.8)%	724		724	(2,798)	(125.9)%
Adjusted Other Income (Expense)	45,685		45,685	(135,573)	(133.7)%	43,072		43,072	(134,742)	(132.0)%

NET INCOME/(LOSS)	144,058	42,722	186,780	(450,599)	(141.5)%	265,116	74,763	339,879	(762,255)	(144.6)%
(-) Income Taxes	2,792		2,792	1,962	42.3%	(4,087)		(4,087)	(8,933)	(54.2)%
(-) Interest Expense	172,613		172,613	206,422	(16.4)%	336,777		336,777	465,820	(27.7)%
(-) Interest Income	(45,264)		(45,264)	(5,670)	698.3%	(63,186)		(63,186)	(10,233)	517.5%
(-) Depreciation and Amortization	287,405		287,405	283,459	1.4%	565,459		565,459	575,704	(1.8)%
(-) Adjusted Other Income (Expense)	(45,685)		(45,685)	135,573	(133.7)%	(43,072)		(43,072)	134,743	(132.0)%
EBITDA	515,919	42,722	558,641	171,147	226.4%	1,057,007	74,763	1,131,770	394,846	186.6%

NET INCOME/(LOSS)	144,058	42,722	186,780	(450,599)	(141.5)%	265,116	74,763	339,879	(762,255)	(144.6)%
(-) Income Taxes	2,792		2,792	1,962	42.3%	(4,087)		(4,087)	(8,933)	(54.2)%
(-) Interest Expense	172,613		172,613	206,422	(16.4)%	336,777		336,777	465,820	(27.7)%
(-) Interest Income	(45,264)		(45,264)	(5,670)	698.3%	(63,186)		(63,186)	(10,233)	517.5%
(-) Depreciation and Amortization	287,405		287,405	283,459	1.4%	565,459		565,459	575,704	(1.8)%
(-) Adjusted Other Income (Expense)	(45,685)		(45,685)	135,573	(133.7)%	(43,072)		(43,072)	134,743	(132.0)%
(-) Aircraft Rentals	23,464		-	-	-	47,196		-	-	-
EBITDAR	539,383	42,722	558,641	171,147	226.4%	1,104,203	74,763	1,131,770	394,846	186.6%